SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                  SCHEDULE 13G
            INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               ----------------


                               (AMENDMENT NO. ___)


                                  CARSON, INC.
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                                (Name of Issuer)

                CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
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                         (Title of Class of Securities)

                                  145845-10-3
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                                 (CUSIP number)




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                                      13G


     CUSIP No. 145845-10-3                               Page 2 of 10
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       1        NAME OF REPORTING PERSON/S.S. or I.R.S. IDENTIFICATION NO. OF
                ABOVE PERSON:                            M & A Investments, Inc.
                                                           Tax Id No. 75-2521295

       2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a)  [  ]
                                                                       (b)  [X]

       3        SEC USE ONLY

       4        CITIZENSHIP OR PLACE OF ORGANIZATION:                   Delaware


NUMBER OF
                       5     SOLE VOTING POWER:                               0
SHARES
BENEFICIALLY
                       6     SHARED VOTING POWER:                             0
OWNED BY
EACH
                       7     SOLE DISPOSITIVE POWER:                          0
REPORTING
PERSON WITH
                       8     SHARED DISPOSITIVE POWER:                        0

------------------ --------- ---------------------------------------------------

       9        AGGREGATE AMOUNT BENEFICIALLY OWNED
                BY REPORTING PERSON:                                   1,323,107

      10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                SHARES                                                      [__]

      11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):         8.81%

      12        TYPE OF REPORTING PERSON:                                     CO

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                                      13G


     CUSIP No. 145845-10-3                               Page 3 of 10
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       1        NAME OF REPORTING PERSON/S.S. or I.R.S. IDENTIFICATION NO. OF
                ABOVE PERSON:                        NII Health Care Corporation
                                                           Tax Id No. 75-2521298

       2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a)  [  ]
                                                                       (b)  [X]

       3        SEC USE ONLY

       4        CITIZENSHIP OR PLACE OF ORGANIZATION:                   Delaware


NUMBER OF
                       5     SOLE VOTING POWER:                         152,000
SHARES
BENEFICIALLY
                       6     SHARED VOTING POWER:                             0
OWNED BY
EACH
                       7     SOLE DISPOSITIVE POWER::                   152,000
REPORTING
PERSON WITH
                       8     SHARED DISPOSITIVE POWER:                        0

------------------ --------- ---------------------------------------------------

       9        AGGREGATE AMOUNT BENEFICIALLY OWNED
                BY REPORTING PERSON:                                    152,000

      10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                SHARES                                                     [__]

      11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):        1.01%
      12        TYPE OF REPORTING PERSON:                                   CO

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                                      13G


     CUSIP No. 145845-10-3                               Page 4 of 10
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Item 1(a)   Name of Issuer

      Carson, Inc. ("Carson").

Item 1(b)   Address of the Issuer's Principal Executive Office

      64 Ross Road, Savannah Industrial Park
      Savannah, Georgia 31405

Item 2(a)   Name of Person Filing

      M & A Investments, Inc. ("M&A") and NII Health Care Corporation ("NIIHCC"; collectively, the "Reporting Persons").

Item 2(b)   Address of Principal Business Office or, if none, Residence

      5910 North Central Expressway
      Suite 1780
      Dallas, Texas 75206

Item 2(c)   Citizenship

      The Reporting Persons are both Delaware corporations.

Item 2(d)   Title of Class of Securities

      Class A Common Stock, par value $.01 per share ("Class A Common Stock").

Item 2(e)   CUSIP Number

       145845-10-3




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                                      13G


     CUSIP No. 145845-10-3                               Page 5 of 10
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Item 3      If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is:

      (a)   [ ]   Broker or Dealer registered under Section 15 of the Act;

      (b)   [ ]   Bank as defined in Section 3(a)(6) of the Act;

      (c)   [ ]   Insurance Company as defined in Section 3(a)(19) of the Act:

      (d)   [ ]   Investment Company registered under Section 8 of the
                  Investment Company Act;

      (e)   [ ]   Investment Advisor registered under Section 203 of the
                  Investment Advisors At of 1940;

      (f)   [ ]   Employee Benefit Plan, Pension Fund which is subject to
                  the provisions of the Employee Retirement Income Security Act of 1974, or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F);

      (g)   [ ]   Parent Holding Company, in accordance with Rule
                  13d-(b)(ii)(G) (Note, See Item 7);

      (h)   [ ]   Group, in accordance with Rule 13d-1(b)(1(ii)(H).

Item 4      Ownership

      M&A. Prior to the date on which Carson became a reporting company under the Securities Exchange Act of 1934, M&A acquired an approximate 14% limited partnership interest in DNL Partners, Limited Partnership (the "Partnership"). According to the Schedule 13G, as amended, filed by the Partnership, the Partnership beneficially owns 5,798,700 shares of Common Stock of Carson (exclusive of 818,640 shares that are deemed to be beneficially owned because of a Voting Trust Agreement). The 5,798,700 shares of Class A Common Stock beneficially owned by the Partnership represent shares that the Partnership has a right to acquire, at its option, at any time, upon the conversion in accordance with its terms of 5,798,700 shares of Class C Common Stock, par value $.01 per share, of Carson. Pursuant to a written letter agreement, as amended, between M&A and DNL Group, L.L.C. ("DNL"), the general partner of the Partnership, M&A may request that DNL cause the distribution to M&A of Common Stock in an amount representing the constructive interest in Carson then held by M&A through its interest in the Partnership.



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                                      13G


     CUSIP No. 145845-10-3                               Page 6 of 10
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      The number of shares of Common Stock that may be deemed to be beneficially owned by M&A through its interest in the Partnership is subject to adjustment as follows. Under the Partnership's Amended and Restated Agreement of Limited Partnership, a preferred return (the "Preferred Return") may be made to the Partnership's partners, including M&A, in an amount equal to 20% per year on the partner's adjusted capital contribution. In addition, DNL has agreed to assign to M&A 11.53% of DNL's general partnership interest in the Partnership (the "Assignment"), after payment of all Preferred Returns; provided, however, that M&A remains only a limited partner in the Partnership. Accordingly, the number of shares of Common Stock that may be deemed to be beneficially owned by M&A through its interest in the Partnership may fluctuate depending on the market price per share of Common Stock and the accrual of the Preferred Return.

      Assuming a per share market value of $6.6875 as of December 31, 1997, M&A may be deemed to beneficially own as of December 31, 1997 a total of approximately 1,323,107 shares of Common Stock, composed of (i) 448,598.13 shares of Common Stock attributable to M&A's original investment in the Partnership, (ii) 212,869.03 shares of Common Stock attributable to M&A's Preferred Return on such investment, (iii) 472,418.19 shares of Common Stock attributable to the increase in value of such investment, and (iv) 189,221.18 shares of Common Stock attributable to the Assignment. Prior to distribution of such shares, M&A does not have the power to vote or to direct the vote of such shares and, except as described in the first paragraph of this Item 4, does not have the power to dispose or to direct the disposition of such shares. Upon distribution, M&A would have sole power to vote or to direct the vote of, and to dispose or to direct the disposition of, such shares.

      NIIHCC. As of December 31, 1997, NIIHCC beneficially owns 152,000 shares of Class A Common Stock. NIIHCC has sole power to vote or to direct the vote of, and to dispose or to direct the disposition of, such shares.

      The Reporting Persons are each wholly-owned subsidiaries of Avatex Corporation ("Avatex"). Abbey J. Butler and Melvyn J. Estrin are Co-Chief Executive Officers, Co-Chairman of the Board of Directors and shareholders of Avatex, and are Co-Chief Executive Officers and Co-Chairman of the Board of Directors of each of the Reporting Persons. Messrs. Butler and Estrin are also members of the Board of Directors of Carson and, in such capacity, receive options to purchase Common Stock of Carson. Avatex and the Reporting Persons hereby disclaim beneficial ownership of shares of Common Stock beneficially owned by Messrs. Butler and Estrin in their capacity as directors of Carson.

      Based on a total of 15,020,862 shares of Class A, Class B and Class C Common Stock outstanding, as set forth in Carson's Form 10-Q dated as of October 19, 1997, (i) M&A may be deemed to beneficially own approximately 8.81% of outstanding Common Stock, (ii) NIIHCC may be deemed to beneficially own approximately 1.01% of outstanding Common Stock, and (iii)


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                                      13G


     CUSIP No. 145845-10-3                               Page 7 of 10
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the Reporting Persons collectively would be deemed to beneficially own approximately 9.82% of outstanding Common Stock.

Item 5      Ownership of Five Percent or Less of a Class

      Not applicable.

Item 6      Ownership of More Than Five Percent on Behalf of Another Person

      Not Applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Company

      Not Applicable.

Item 8      Identification and Classification of Members of the Group

      See Exhibit 1.

Item 9      Notice of Dissolution of Group

      Not Applicable.

Item 10     Certification

      Not Applicable.





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                                      13G


     CUSIP No. 145845-10-3                               Page 8 of 10
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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated: January 8, 1997


                                    M & A INVESTMENTS, INC.

                                          /s/  Grady E. Schleier
                                    By:   -----------------------------
                                          Grady E. Schleier
                                           Vice President



                           NII HEALTH CARE CORPORATION

                                          /s/  Robert H. Stone
                                    By:   -----------------------------
                                          Robert H. Stone
                                          Vice President


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                                      13G


     CUSIP No. 145845-10-3                               Page 9 of 10
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                                  EXHIBIT INDEX

Exhibit No.             Description                                   Page No.

         1        Rule 13d-1(c) Members                                10




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                                      13G


     CUSIP No. 145845-10-3                               Page 10 of 10
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                                    EXHIBIT 1

                              RULE 13d-1(c) MEMBERS

      This Exhibit is filed as part of the Schedule 13G, and is referenced by
Item 8. The following persons may be deemed to be members of a group controlling the shares of Common Stock referenced in the attached Schedule:

      M & A Investments, Inc.
      NII Health Care Corporation